August 16, 2019

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management, Disclosure Review Office

100 F Street, N.E.

Washington, D.C. 20549

Attn.: Ken Ellington

Re:

Blackstone Real Estate Income Master Fund

Shareholder Report on Form N-CSR, File No. 811-22908

Blackstone Real Estate Income Fund

Shareholder Report on Form N-CSR, File No. 811-22900

Blackstone Real Estate Income Fund II

Shareholder Report on Form N-CSR, File No. 811-22907

Ladies and Gentlemen:

On behalf of Blackstone Real Estate Income Fund, Blackstone Real Estate Income Fund II (together with Blackstone Real Estate Income Fund, “Feeder Funds”) and Blackstone Real Estate Income Master Fund (“Master Fund” and together with the Feeder Funds, the “Funds”), please find the following responses to the oral comments received on July 25, 2019 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), relating to the above referenced shareholder reports (“Shareholder Reports”) of the Funds for the period ended December 31, 2018, filed with the Commission on March 8, 2019 pursuant to the Investment Company Act of 1940, as amended (the “1940 Act”). For convenience of reference, the comments of the Staff have been reproduced herein. All capitalized terms used but not defined in this letter have the meanings given to them in the Shareholder Reports.

The Funds

Front Cover

1.

If the Funds intend to rely on the optional internet availability of investment company shareholder reports, please supplementally describe why the Funds did not appear to include the new disclosures related to the new Rule 30e-3 under the 1940 Act in the annual shareholder reports for the period ending December 31, 2018, filed on March 8, 2019. See instruction 6(g) to Item 24 of Form N-2.

The Funds intend to rely on the optional internet availability of investment company shareholder reports and did not include the disclosures related to Rule 30e-3 under the 1940 Act in the annual shareholder reports due to an oversight. The Feeder Funds included the relevant disclosure in their registration statements on Form N-2 filed on March 11, 2019, shortly after the Fund’s annual shareholder reports were mailed and filed, and the Funds hereby represent that they will include the required disclosure in future Shareholder Reports and prospectuses in all applicable filings prior to the January 1, 2021 effective date prior to relying on Rule 30e-3 under the 1940 Act in compliance of Rule 30e-3(i) and Instruction 6(g) to Item 24 of Form N-2.

Master Fund

Consolidated Schedule of Investments

2.	In future Shareholder Reports, please disclose the total dollar amount and percentage of the portfolio classified as Rule 144A restricted securities in a footnote.

The Master Fund hereby represents that it will provide such disclosure in future Shareholder Reports.

Consolidated Statement of Assets and Liabilities

3.

In future Shareholder Reports, please add a “Commitments and Contingent Liabilities” line item with a reference to the applicable note in the Notes to Financial Statements that discloses unfunded commitments. See Rule 6-04(15) of Regulation S-X.

The Master Fund hereby represents that it will provide such disclosure in future Shareholder Reports.

Consolidated Statement of Cash Flows

4.

In future Shareholder Reports, please revise the disclosure to ensure that the supplemental disclosure of cash flow information shows the Fund’s reinvestment of distributions as non-cash financing activities. See example in AICPA Audit and Accounting Guide: Investment Companies, Chapter 7.227 as reference.

The Master Fund hereby represents that it will provide such disclosure in future Shareholder Reports.

Feeder Funds

Statement of Operations

5.

In future Shareholder Reports, please include information related to any fee waivers at the Master Fund level on the face of the Statement of Operations (as a reduction of the expenses of the Master Fund or in a footnote to the Statement of Operations). See example in AICPA Audit and Accounting Guide: Investment Companies, Chapter 5.96, Exhibit 5-4, footnote 29 as reference.

The Feeder Funds hereby represent that they will provide such disclosure in future Shareholder Reports.

Should you have any questions or comments, please feel free to call Rajib Chanda of Simpson Thacher & Bartlett LLP at (202) 636-5543.

Very truly yours,

/s/ Rajib Chanda

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